EXHIBIT 99.1

MARK REBAGLIATI RECEIVES THE J.C. SPROULE NORTHERN EXPLORATION AWARD
FROM THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM

May 3, 2022 Vancouver – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCQB: AXREF) is pleased to announce that Mark Rebagliati, Technical Advisor to Amarc and Executive Vice President Exploration for Hunter Dickinson Inc (“HDI”), has been selected as the 2022 recipient of the J.C. Sproule Northern Exploration Award from the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). The award ceremony took place on May 2, 2022.

“On behalf of the Amarc and HDI teams, I would like to congratulate Mark Rebagliati on being awarded the J.C. Sproule Northern Exploration Award by the CIM,” said Robert Dickinson, Chair of Amarc and HDI. “Having known Mark since the 1970’s and having had the pleasure of working directly with him since he joined HDI in 1988, I know first-hand that few modern-era geoscientists can match his prolific track record of discovery in Canada and abroad. Mining is a tough business but having Mark on the team makes it that little bit easier.”

“I would like to add my personal congratulations to Mark,” said Amarc President and CEO Diane Nicolson. “Until earlier this year, Mark had overseen on-the-ground exploration work for Amarc, most recently on Amarc’s three district-scale porphyry copper-gold projects in British Columbia. He has exceptional and practical insights into the nature and characteristics of mineral systems and the ability to design exploration programs to successfully discover and develop deposits. His acumen assisted in the discovery of our IKE Deposit located within the IKE Cu-Au District in southern BC, and identification and advancement of the deposits and substantial deposit targets within the DUKE and JOY Districts.”

Mr. Rebagliati’s remarkable ability to identify significant mineral deposits includes an unusually large number of major discovery and project advancements. He led exploration efforts or was part of a team that discovered and advanced the Red Chris, Mount Milligan, Southern Star, Kemess South and IKE deposits in British Columbia, the Pebble East zone in Alaska, the Xietongmen and Newtongmen deposits in China and several deposits at Campo Morado in Mexico. He was also involved in substantially expanding the resources at the Casino deposit in Yukon, and the Pebble West zone in Alaska.

Over a long and distinguished career, Mr. Rebagliati has been recognized on numerous occasions for his successful achievements in mineral exploration and development. He received the 1992 Spud Huestis Award from the Association of Mineral Exploration (“AME”) in BC for excellence in exploration and the 1997 Bill Dennis Prospector of the Year Award from the Prospectors and Developers Association (“PDAC”). In 2007, he was co-recipient with the team for the Thayer Lindsley International Discovery Award from the PDAC. He also received the 2008 Robert M. Dreyer Award from the Society of Mining Metallurgy and Exploration for Outstanding achievements in Applied Economic Geology and the 2009 Colin Spence Award from AME for excellence in global exploration. In 2014, Mark was inducted into the Canadian Mining Hall of Fame for his outstanding achievements in mineral exploration.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry copper-gold mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned IKE, DUKE and JOY porphyry copper±gold districts located in different prolific porphyry regions of southern, central and northern BC, respectively. Each district represents significant potential for the development of multiple and important-scale, porphyry copper±gold deposits. Importantly each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

Amarc is associated with HDI, a diversified, global mining company with a 30-year history of porphyry discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE and PINE. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.